UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*
Remy International, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
759663107
(CUSIP Number)
December 31, 2012
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759663107	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fidelity National Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 16,342,508
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,342,508
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,342,508
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 51.3%*
12	TYPE OF REPORTING PERSON* CO
*Calculated based on 31,867,847 shares of Common Stock outstanding as of October 30, 2012, as reported in the Issuer's Form 10-Q/A filed on December 5, 2012.

CUSIP No. 759663107	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fidelity National Special Opportunities, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 16,342,508
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,342,508
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,342,508
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 51.3%*
12	TYPE OF REPORTING PERSON* CO
*Calculated based on 31,867,847 shares of Common Stock outstanding as of October 30, 2012, as reported in the Issuer's Form 10-Q/A filed on December 5, 2012.
Item 1(a):    Name of Issuer:
The name of the issuer is Remy International, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”).
Item 1(b):    Address of Issuer's Principal Executive Offices:
The Issuer's principal executive office is located at 600 Corporation Drive, Pendleton, IN 46064.
Item 2(a):    Name of Person Filing:
This Schedule 13G is filed by:
(i) Fidelity National Financial, Inc. (“FNF”); and

(ii) Fidelity National Special Opportunities, Inc. (“FNSO”).
FNF and FNSO are sometimes referred to herein as the “Reporting Persons.” FNSO is a first tier wholly owned subsidiary of FNF.

Item 2(b):	Address of Principal Business Office or, if None, Residence:
The addresses of the principal business offices of the Reporting Persons is c/o Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, FL 32204.
Item 2(c):    Citizenship:
FNF is a Delaware corporation; FNSO is a Delaware corporation.
Item 2(d):    Title of Class of Securities:
Common Stock, par value $0.0001 per share (“Common Stock”).
Item 2(e):    Cusip Number
759663107
Item 3:    If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

A.	[ ] Broker or dealer registered under Section 15 of the Act,

B.	[ ] Bank as defined in Section 3(a)(6) of the Act,

C.	[ ] Insurance Company as defined in Section 3(a)(19) of the Act,

D.	[ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

E.	[ ] Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

F.	[ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

G.	[ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

H.	[ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

I.	[ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

J.	[ ] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

K.	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

Item 4:    Ownership:
The beneficial ownership of the Reporting Persons as of the date of this Schedule 13G is as follows:
(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference. As of the date hereof, FNSO is the direct beneficial owner of 16,342,508 shares of the Common Stock. FNF, as the parent of FNSO, a first tier wholly owned subsidiary of FNF, is the indirect beneficial owner of 16,342,508 shares of the Common Stock.
Item 5:    Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: [     ]
Item 6:    Ownership of More than Five Percent on Behalf of Another Person:
FNF, as the parent of FNSO, has the ability to control all of the corporate affairs of FNSO.
Item 7:    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
N/A
Item 8:    Identification and Classification of Members of the Group:
N/A
Item 9:    Notice of Dissolution of Group:
N/A
Item 10:    Certification:
N/A

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2012	FIDELITY NATIONAL FINANCIAL, INC.
		By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

Dated:	February 14, 2012	FIDELITY NATIONAL SPECIAL OPPORTUNITIES, INC.
		By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement, dated February 14, 2013, by and between Fidelity National Financial, Inc. and Fidelity National Special Opportunities, Inc.

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the securities of the Issuer and further agree that this Agreement be included as an exhibit to such filing. The parties to the Agreement expressly authorize each other to file on each others behalf any and all amendments to such statement.

IN WITNESS WHEREOF, the parties have executed this Agreement on February 14, 2013.

FIDELITY NATIONAL FINANCIAL, INC.
By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel and Corporate Secretary

FIDELITY SPECIAL OPPORTUNITIES, INC.
By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel and Corporate Secretary